Nationwide Variable Insurance Trust
Sub-Item 77E:  Legal Proceedings
12-31-2011 Annual Report

1. NVIT S&P 500 Index Fund, a series of
Nationwide Variable Insurance Trust (the "NVIT
Index Fund") is a defendant in a suit pending
in the United States District Court for the
Southern District of Ohio, Deutsche Bank, et al.
v. American Electric Power, et al., No. 11-cv-358
("the Action").  The Action relates to the 2007
leveraged buyout ("LBO") of Tribune Company ("Tribune"),
in which Tribune purchased from its shareholders, including
the NVIT Index Fund, all of its outstanding stock.  Tribune
is now in bankruptcy in the Bankruptcy Court for the District of Delaware.  In the Action, holders of pre-LBO debt of
Tribune seek to disgorge the monies received by the Tribune
shareholders which, like the NVIT Index Fund, sold their stock as part of the buyout, on a theory of fraudulent conveyance.
There are thousands of defendants involved in this and similar suits pending around the country.  The Action has been stayed until further notice from the Bankruptcy Court.  The amount
the NVIT Index Fund received in the LBO for the purchase of
all of its stock in Tribune is $495,278.